3260 Bayshore Boulevard

Brisbane, CA 94005

October 2, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds, Assistant Director, Office of Beverages, Apparel and Mining Pamela Howell

Re:	CareDx, Inc.
Registration Statement on Form S-1
Registration No. 333-220319

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CareDx, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-220319) of the Registrant (as amended, the “Registration Statement”), be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on October 4, 2017, or as soon thereafter as may be practicable.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com. The Registrant hereby authorizes Mr. Hartlin to orally modify or withdraw this request for acceleration.

Sincerely, CAREDX, INC.

By:	/s/ Michael Bell
Michael Bell Chief Financial Officer

cc:	Jeffrey T. Hartlin, Esq. (Paul Hastings LLP)